First Quarter Earnings Presentation The Bank of N.T. Butterfield & Son Limited May 1, 2020

Forward-Looking Statements Forward-Looking Statements: Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Bank to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including the impact of the COVID-19 pandemic, the scope and duration of the pandemic, actions taken by governmental authorities in response to the pandemic, worldwide economic conditions and fluctuations of interest rates, the successful completion and integration of acquisitions or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention and obtaining new business and other factors. All statements other than statements of historical fact are statements that could be forward-looking statements. All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our Securities and Exchange Commission (“SEC”) reports and filings. Such reports are available upon request from the Bank, or from the SEC, including through the SEC’s website at https://www.sec.gov. Except otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included herein, whether as a result of new information, future events or other developments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. About Non-GAAP Financial Measures: This presentation contains non-GAAP financial measures including “core” net income and other financial measures presented on a “core” basis.  We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, our non-GAAP financial measures have a number of limitations.  As such, investors should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. Reconciliations of these non-GAAP measures to corresponding GAAP financial measures are provided in the Appendix of this presentation. 2 All information in $millions and as of December 31, 2017 unless otherwise indicated . Conversion rate: 1 BMD$ = 1 US$.

Agenda and Overview Presenters Agenda Butterfield Overview Michael Collins • Overview • Leading Bank in Attractive Markets Chairman and Chief Executive Officer • First Quarter 2020 Highlights • Strong Capital Generation and Return • COVID-19 Update Michael Schrum • Efficient, Conservative Balance Sheet • Financials Chief Financial Officer • Visible Earnings • Q&A Ten International Locations Awards 3

BUTTERFIELD

First Quarter 2020 Highlights

- Net income of $40.3 million, or $0.77 per share
- Core Net Income** of $40.8 million, or $0.78 per share
- Return on average common equity of 16.6%; core return on average tangible common equity** of 18.6%
- Net Interest Margin of 2.63%, cost of deposits of 0.42%
- CECL adoption 1Q 2020 reserve build of $5.2 million added to the transition adjustment of $7.8 million as of January 1, 2020
- Cash dividend of $0.44 per common share and active share repurchases
- COVID-19 initial assessment and mitigation completed - monitoring and planning underway to meet challenges under various scenarios

(In US$ millions)		vs. Q4 2019		vs. Q1 2019	
	Q1 2020	$	%	$	%
Net Interest Income	$ 87.6	$ 1.4		$ (0.4)	
Non-Interest Income	47.6	(2.1)		4.2	
Prov. for Credit Losses	(5.2)	(4.8)		(5.2)	
Non-Interest Expenses*	(89.1)	2.9		(8.1)	
Other Gains (Losses)	(0.6)	(0.9)		(2.3)	
Net Income	$ 40.3	$ (3.6)	(8.2)%	$ (11.8)	(22.7)%
Non-Core Items**	0.5	1.8		0.9	
Core Net Income**	$ 40.8	$ (5.4)	(11.8)%	$ (11.0)	(21.2)%

Core Return on Average Tangible Common Equity**



25.6%
24.6%
22.5%
21.1%
18.6%
Q1
Q2
Q3
Q4
Q1
2019
2020

Core Net Income**

(In US$ millions)



$51.7
$51.1
$48.8
$46.2
$40.8
Q1
Q2
Q3
Q4
Q1
2019
2020

* Includes income taxes

** See the Appendix for a reconciliation of the non-GAAP measure

4

COVID-19 Update

Initial Assessment/Community Actions

- Business continuity/social distancing/remote working implemented for staff
- Three month deferral on residential and personal mortgage payments – corporate clients offered needs-based assistance
- Providing essential banking services throughout health crisis
- Delayed previously announced card related fee increases
- Providing urgent community support across all jurisdictions

Short-term Implications

- Tourism credit and revenue streams being closely monitored
  - Bermuda (~17% GDP)
  - Cayman (~25% GDP)
- Impact of lower interest rates on NIM – cash/short-term securities and variable rate loans
- Card services fees impacted by lower tourism and weakened economic activity
- Likelihood of increased pre-payment speeds on MBS book

Medium/Long-term Implications

- Sustained, ultra low interest rates would alter earnings profile of Bank
  - Greater prominence of fee businesses
  - Enhanced focus on operating efficiency
  - Capital management emphasis on supporting dividends
- Possible M&A opportunities as larger banks review less strategic jurisdictions and businesses

Direct Hotel and Restaurant Lending Exposure Limited

		$ millions	%
Hotel Operators	$	182.5	11.2%
Hotel Construction		24.8	1.5%
Restaurants		6.8	0.4%
Other Commercial and CRE Loans		1,412.4	86.8%
Total Commercial and CRE Loans	$	1,626.5	100.0%

- First quarter 2020 saw less than 1% of non-accrual loans in the hotel sector and zero non-accrual loans in restaurant sectors
- Hotel construction financing consists of well known and highly experienced borrowers, with well structured and secured transactions
- Hotel and restaurant exposure is primarily in Bermuda (<1% outside of Bermuda)
- Residential lending will continue to be monitored, particularly borrowers employed in hospitality or who have tourism accommodations
- Total hospitality related undrawn committed loans is $35 million

5

Financials

Income Statement Net Interest Income Net Interest Margin & Yields Net Interest Income before Provision for Credit Losses - Trend (In US$ millions) Q1 2020 vs. Q4 2019 (In US$ millions) Avg. Balance Yield Avg. Balance Yield $88.0 $86.2 $87.6 Cash, S/T Inv. & Repos $ 3,681.2 1.03% $ (110.7) (0.11)% Investments 4,503.2 2.78% (30.5) 0.01 % Loans (net) 5,159.8 4.80% 279.2 (0.15)% Interest Earning Assets 13,344.1 3.08% 137.9 (0.03)% Interest Bearing Liabilities 10,315.7 (0.58)% 119.1 0.09 % Q1 Q2 Q3 Q4 Q1 Net Interest Margin 2.63% 0.04% 2019 2020 • Net interest margin (“NIM”) increased 4 bps from the previous quarter due to lower costs of funds that were partially offset by lower asset yields • Loan yields of 4.8% down 15 bps in the first quarter of 2020 as lower market rates partially passed on to customers • Substantially lower rates on roll-over maturities have continued to improve term deposit costs • Average loans increased during the quarter as new government loans in Bermuda and the Cayman Islands were drawn in late 4Q 2019 7

Customer Deposits Deposit Composition By Currency Average Deposit Volume and Cost of Deposits 6.1% 10.2% 8.8% 5,000 (In US$ millions) 14.7% 20.2% 21.4% 1.38% 1.41% 79.2% 4,000 1.21% 69.6% 69.8% 3,000 Q1 Q2 Q3 Q4 Q1 2019 2020 USD / USD Pegged GBP 2,000 Other 0.50% 0.42% 0.38% 1,000 0.25% 0.20% By Type 0.09% 22.5% 24.5% 24.3% 0 56.2% Q1 Q2 Q3 Q4 Q1 57.5% 57.5% 2019 2020 21.3% 18.0% 18.2% Bermuda Demand Deposits Bermuda Term Deposits Q1 Q2 Q3 Q4 Q1 Cayman Demand Deposits Cayman Term Deposits 2019 2020 Channel Islands Demand Deposits Channel Islands Term Deposits Non-interest bearing demand deposits Interest bearing demand deposit cost Term deposit cost Interest bearing demand deposits Overall cost of deposits Term deposits 8

Income Statement Non-Interest Income Non-Interest Income Trend (In US$ millions) (In US$ millions) Q1 2020 vs. Q4 2019 $49.7 $47.6 Asset management $ 7.8 $ 0.1 $43.4 Banking 11.2 (2.8) FX Revenue 10.8 0.9 Trust 12.2 (0.8) Custody and Other 3.6 0.1 Q1 Q2 Q3 Q4 Q1 Other 2.0 0.3 2019 2020 Total Non-Interest Income $ 47.6 $ (2.1) • Non-interest income down 4.3% sequentially and up 9.7% compared to the first quarter of 2019 • Card services fee income (included in Banking non-interest income) was adversely impacted by lower sales volume in March 2020, due to COVID-19 related economic slowdown as well as seasonally lower first quarter card fees • Fee income ratio of 36.6% in the first quarter of 2020 remains higher than the peer average* * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. 9

Income Statement Non-Interest Expenses Core Non-Interest Expense Trend* Core Non-Interest Expenses* vs. Q4 2019 (In US$ millions) $91.6 $87.6 (In US$ millions) Q1 2020 $ % $80.3 Salaries & Benefits** $ 44.1 $ (2.5) (5.4)% 66.3% 60.1% 63.8% Technology & Comm. 16.4 (0.1) (0.6)% Property 7.3 0.3 3.6 % Professional & O/S Services 5.8 (0.7) (11.3)% Indirect Taxes 5.5 0.2 4.2 % Intangible Amortization 1.4 (0.1) (1.0)% Q1 Q2 Q3 Q4 Q1 Marketing 1.6 (1.5) (49.9)% 2019 2020 Other 5.5 0.4 9.8 % Total Core Non-Interest Expenses* $ 87.6 $ (4.0) (4.3)% Core Non-Interest Expenses* Non-Core Expenses* 0.5 (1.8) 79.1 % Core Efficiency Ratio* Non-Interest Expenses $ 88.1 $ (5.8) (6.2)% • Core cost / income ratio* of 63.8% is above through cycle target but lower than the 66.3% in the prior quarter • Quarter core expenses normalized as expected due to: ◦ Completed headcount reductions in Channel Islands ◦ Lower marketing expenses following re-sequencing new brand rollout and reduced travel expenses and client event costs * See the Appendix for a reconciliation of the non-GAAP measure 10 ** Includes Non-Service Employee Benefits Expense

Capital Requirements and Return Regulatory Capital (Basel III) - Total Capital Ratio*** Leverage Capital 9.8% 19.8% 0.6% 8.0% 1.2% 16.3% 14.1% 9.2% 6.8% Butterfield Current BMA 2020 Required US Peer Median * Butterfield - Current US Peer Median * TCE/TA TCE/TA Ex Cash Dividend Payout Ratio** • Capital management balances regulatory requirements and 57.1% shareholder returns 52.9% • TCE/TA ratio of 6.8% conservatively above targeted range of 6.0% to 6.5% 46.4% 42.8% • TBVPS of $17.31 increased 4.6% in the first quarter • Board declared a quarterly qualified cash dividend of $0.44 per common share • Share repurchase program continues subject to market conditions • Dividend rates are established to be sustainable with flexibility for 2017 2018 2019 Q1 2020 share repurchases and potential M&A * Includes US banks identified by management as a peer group. Please see the Appendix for a list 11 *** In accordance with regulatory capital guidance, the Bank has elected to make use of transitional of these banks. arrangements which allow the deferral of the January 1, 2020 CECL impact of $7.8 million on its regulatory capital over a period of 5 years. ** 2020 is based on year-to-date dividend and earnings per share

Balance Sheet Total Assets (In US$ millions) Q1 2020 Q4 2019 (In US$ billions) Cash & Equivalents $ 1,978 $ 2,550 $13.9 S/T Investments 1,048 1,218 $13.2 $11.6 Reverse Repos 192 142 Loans (net) 5,001 5,143 Investments 4,538 4,436 Other Assets 441 432 $4.4 $4.4 $4.5 $ $ Total Assets 13,197 13,922 $5.1 $5.0 $4.0 Int. Bearing Deposits $ 9,616 $ 10,203 Non-Int. Bearing Deposits 2,137 2,238 Q1 Q2 Q3 Q4 Q1 Other Liabilities 464 516 2019 2020 Shareholders Equity 981 964 Total assets Investments Loans Total Liab. & Equity $ 13,197 $ 13,922 Total Deposits • Deposit balances reduced to $11.8 billion from $12.4 billion with the majority of the decline in the Channel Islands, (In US$ billions) $12.4 $11.8 where planned decreases in Euro deposits continued $10.3 • Loan balances decreased by 2.8% from last quarter primarily due to the impact of a weaker UK pound sterling on Channel Islands and UK loan values • Butterfield continues to be positioned with a conservative balance sheet with low risk density Q1 Q2 Q3 Q4 Q1 2019 2020 12

Asset Quality Non-Accrual Loans Investment Portfolio (In US$ millions) Loan Distribution Rating Distribution $53.8 $53.1 $50.4 Gov’t: 7.3% BBB: 0.1% A: 0.5% Other Comm’l: AA: 0.3% 10.1% Res Mtg: 63.1% Comm’l R/E: 15.0% AAA: 99.1% Consumer: 4.5% $5.0 billion $4.5 billion Q1 Q2 Q3 Q4 Q1 2019 2020 • Investment portfolio remains very high quality with 99% AAA Net Charge-Off Ratio 0.10% rated securities, primarily US Government guaranteed securities 0.08% • CECL adoption resulted in a reserve build of $5.2 million in 0.06% 1Q 2020 • Loan book manually underwritten, approximately 75% with 0.04% LTVs below 70%, full recourse residential mortgages in 0.02% 0.02% 0.01% Bermuda, Cayman and UK mortgage markets make up —% 62% of the loan book 0.00% • Limited uncollateralized hotel and hospitality exposure in Q1 Q2 Q3 Q4 Q1 commercial lending book 2019 2020 13

BUTTERFIELD

Interest Rate Sensitivity

Average Balance - Balance Sheet

	Average Balances (US$Mil) Q1 2020	vs. Q4 2019	Duration	vs. Q4 2019	Weighted Average Life
Cash & Reverse Repos	2,529.6	(243.9)	N/A	N/A	N/A
S/T Invest.	1,151.5	133.1	0.2	(0.1)	N/A
AFS	2,319.8	48.1	2.6	(0.2)	4.2
HTM**	2,181.1	(79.6)	3.1	(0.5)	4.6
Total	8,182.0	(142.3)			

Interest Rate Sensitivity


11.6%
(4.1)%
3.2%
3.5%
6.0%
4.9%
-100bps
+100bps
+200bps
NTB
US Peer Median *

- The lower US rate environment across the forward curve has significantly changed the interest rate sensitivity for the Bank
- A 100bps reduction in interest rates is expected to increase net interest income by 11.6% as a negative US interest rate environment would ultimately result in negative rates being charged on customer deposits, while fixed rate assets would continue to generate revenue
- The weighted average life of AFS and HTM investments have decreased from the prior quarter due to lower interest rates, which has resulted in increased prepayment speeds on the Agency securities book

* Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. 4Q19 comparative data is used as 1Q20 peer information was not widely available at time of publication.

** The HTM portfolio is comprised of securities with negative convexity which typically exhibit higher prepayment speeds when assuming lower future rates.

14

Appendix

BUTTERFIELD

Appendix

Balance Sheet Trends

(in millions of US Dollars, unless otherwise indicated)	2020	2019				2018			
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Assets									
Cash & Equivalents	$ 1,978	$ 2,550	$ 3,605	$ 2,011	$ 2,601	$ 2,054	$ 1,259	$ 1,756	$ 1,846
Reverse Repos	192	142	62	166	72	27	72	89	198
S/T Investments	1,048	1,218	793	163	215	52	76	79	100
Investments	4,538	4,436	4,662	4,524	4,393	4,255	4,576	4,727	4,512
Loans, Net	5,001	5,143	4,673	4,000	3,986	4,044	4,092	3,986	3,957
Other Assets	441	432	420	364	374	340	355	367	376
Total Assets	$ 13,197	$ 13,922	$ 14,216	$ 11,229	$ 11,643	$ 10,773	$ 10,430	$ 11,002	$ 10,988
Liabilities and Equity									
Total Deposits	$ 11,753	$ 12,442	$ 12,663	$ 9,852	$ 10,294	$ 9,452	$ 9,066	$ 9,718	$ 9,754
Long-Term Debt	144	144	143	143	143	143	143	143	117
Other Liabilities	320	373	446	305	310	295	349	293	293
Total Liabilities	$ 12,217	$ 12,958	$ 13,252	$ 10,300	$ 10,747	$ 9,891	$ 9,558	$ 10,154	$ 10,164
Common Equity	$ 981	$ 964	$ 965	$ 929	$ 896	$ 882	$ 872	$ 849	$ 824
Total Equity	$ 981	$ 964	$ 965	$ 929	$ 896	$ 882	$ 872	$ 849	$ 824
Total Liabilities and Equity	$ 13,197	$ 13,922	$ 14,216	$ 11,229	$ 11,643	$ 10,773	$ 10,430	$ 11,002	$ 10,988
Key Metrics									
TCE / TA	6.8%	6.3%	6.2%	7.7%	7.1%	7.5%	7.7%	7.1%	6.7%
CET 1 Ratio	17.5%	17.3%	17.4%	20.1%	19.3%	19.6%	20.2%	19.1%	17.6%
Total Tier 1 Capital Ratio	17.5%	17.3%	17.4%	20.1%	19.3%	19.6%	20.2%	19.1%	17.6%
Total Capital Ratio	19.8%	19.4%	19.6%	22.7%	22.0%	22.4%	23.3%	22.3%	19.2%
Book value per common share	19.09	18.40	18.14	17.53	16.81	16.31	15.75	15.38	14.95

16

BUTTERFIELD

Appendix

Average Balance Sheet Trends

(in millions of US Dollars, unless otherwise indicated)

	Q1 2020			Q4 2019			Q1 2019		
Assets	**Average balance ($)**	**Interest ($)**	**Average rate (%)**	**Average balance ($)**	**Interest ($)**	**Average rate (%)**	**Average balance ($)**	**Interest ($)**	**Average rate (%)**
Cash due from banks, reverse repurchase agreements and short-term investments	$ 3,681.2	$ 9.4	1.03 %	$ 3,791.9	$ 10.9	1.14 %	$ 2,441.2	$ 9.9	1.65 %
Investment in securities	4,503.2	31.2	2.78 %	4,533.6	31.7	2.77 %	4,295.6	32.5	3.07 %
Equity securities at fair value	*2.3*	—	— %	*1.2*	—	— %	*1.0*	—	— %
AFS	*2,319.8*	*15.0*	*2.59 %*	*2,271.7*	*14.7*	*2.57 %*	*2,180.9*	*15.5*	*2.87 %*
HTM	*2,181.1*	*16.2*	*2.99 %*	*2,260.7*	*17.0*	*2.98 %*	*2,113.7*	*17.0*	*3.27 %*
Loans	5,159.8	61.7	4.80 %	4,880.6	60.9	4.95 %	4,055.0	56.7	5.67 %
Commercial	*1,792.4*	*23.2*	*5.19 %*	*1,600.1*	*22.2*	*5.50 %*	*1,280.2*	*19.5*	*6.16 %*
Consumer	*3,367.4*	*38.5*	*4.59 %*	*3,280.5*	*38.8*	*4.69 %*	*2,774.8*	*37.3*	*5.45 %*
Total interest earning assets	13,344.1	102.4	3.08 %	13,206.2	103.5	3.11 %	10,791.8	99.2	3.73 %
Other assets	403.5			398.8			348.3		
Total assets	$ 13,747.6			$ 13,605.0			$ 11,140.1		
Liabilities									
Interest bearing deposits	$ 10,172.2	$ (12.9)	(0.51)%	$ 10,050.5	$ (15.4)	(0.61)%	$ 7,634.8	$ (9.2)	(0.49)%
Customer demand deposits	*7,075.0*	*(3.5)*	*(0.20)%*	*6,989.7*	*(4.4)*	*(0.25)%*	*5,389.2*	*(1.2)*	*(0.09)%*
Customer term deposits	*3,083.9*	*(9.3)*	*(1.21)%*	*3,038.7*	*(10.6)*	*(1.38)%*	*2,201.4*	*(7.7)*	*(1.41)%*
Deposits from banks	*13.3*	*(0.1)*	*(3.93)%*	*22.1*	*(0.3)*	*(6.14)%*	*44.1*	*(0.3)*	*(2.67)%*
Securities sold under agreement to repurchase	—	—	— %	2.6	—	(2.10)%	—	—	— %
Long-term debt	143.5	(1.9)	(5.22)%	143.5	(1.9)	(5.28)%	143.3	(2.0)	(5.71)%
Interest bearing liabilities	10,315.7	(14.8)	(0.58)%	10,196.6	(17.3)	(0.67)%	7,778.1	(11.2)	(0.58)%
Non-interest bearing customer deposits	2,227.3			2,132.6			2,154.3		
Other liabilities	316.6			348.0			274.8		
Total liabilities	$ 12,859.6			$ 12,677.3			$ 10,207.2		
Shareholders' equity	888.0			927.7			932.9		
Total liabilities and shareholders' equity	$ 13,747.6			$ 13,605.0			$ 11,140.1		
Non-interest bearing funds net of non-interest earning assets (free balance)	$ 3,028.4			$ 3,009.6			$ 3,013.7		
Net interest margin		$ 87.6	2.63 %		$ 86.2	2.59 %		$ 88.0	3.31 %

17

Appendix

Income Statement Trends

(in millions of US Dollars, unless otherwise indicated)	2020	2019				2018			
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net Interest Income	$ 87.6	$ 86.2	$ 86.3	$ 85.2	$ 88.0	$ 87.4	$ 88.3	$ 87.4	$ 79.9
Non-Interest Income	47.6	49.7	46.6	44.2	43.4	45.7	41.3	41.9	39.8
Prov. for Credit Recovery (Losses)	(5.2)	(0.4)	(0.4)	0.9	—	1.7	2.8	0.5	1.9
Non-Interest Expenses*	89.1	92.0	90.6	91.9	81.0	83.7	82.6	78.6	77.8
Other Gains (Losses)	(0.6)	0.3	0.5	0.2	1.8	(0.3)	0.7	(1.6)	0.4
Net Income	$ 40.3	$ 43.9	$ 42.4	$ 38.6	$ 52.1	$ 50.9	$ 50.4	$ 49.7	$ 44.2
Non-Core Items**	$ 0.5	$ 2.3	$ 6.4	$ 12.5	$ (0.4)	$ 0.2	$ (1.2)	$ 2.0	$ 0.8
Core Net Income**	$ 40.8	$ 46.2	$ 48.8	$ 51.1	$ 51.7	$ 51.1	$ 49.1	$ 51.7	$ 45.0

Key Metrics									
Loan Yield	4.80%	4.95%	5.22%	5.67%	5.67%	5.56%	5.54%	5.44%	5.31%
Securities Yield	2.78	2.77	2.82	2.92	3.07	2.87	2.78	2.67	2.54
Cost of Deposits	0.42	0.50	0.54	0.42	0.38	0.27	0.20	0.14	0.12
Net Interest Margin	2.63	2.59	2.52	3.18	3.31	3.38	3.37	3.20	3.05
Core Efficiency Ratio**	63.8	66.3	62.1	60.3	60.1	61.5	63.2	59.0	62.3
Core ROATCE**	18.6	21.1	22.5	24.6	25.6	25.8	24.9	27.6	24.3
Fee Income Ratio	36.6	36.7	35.2	33.9	33.0	33.9	31.2	32.4	32.7
Fully Diluted Share Count (in millions of common shares)	52.4	53.3	53.6	53.5	54.2	55.4	56.0	55.9	55.8

* Includes income taxes

** See the reconciliation of non-GAAP measures on pages 21-22

18

Appendix

Non-Interest Income & Expense Trends

(in millions of US Dollars, unless otherwise indicated)	2020	2019				2018			
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Non-Interest Income									
Trust	$ 12.2	$ 13.0	$ 12.7	$ 13.0	$ 12.6	$ 13.8	$ 13.1	$ 13.2	$ 10.9
Asset Management	7.8	7.8	7.4	6.9	6.7	6.5	6.5	6.2	6.4
Banking	11.2	14.0	12.1	12.1	11.2	12.8	10.6	10.8	10.9
FX Revenue	10.8	9.8	10.0	8.4	8.8	8.6	7.8	8.3	8.2
Custody & Other Admin.	3.6	3.5	3.6	3.1	2.7	2.4	2.2	2.4	2.2
Other	2.0	1.7	0.8	0.9	1.4	1.6	1.0	1.1	1.2
Total Non-Interest Income	$ 47.6	$ 49.7	$ 46.6	$ 44.2	$ 43.4	$ 45.7	$ 41.3	$ 41.9	$ 39.8
Non-Interest Expense									
Salaries & Benefits*	$ 44.6	$ 48.8	$ 45.6	$ 52.1	$ 42.8	$ 43.7	$ 43.8	$ 40.9	$ 37.0
Technology & Comm.	16.4	16.5	16.3	15.2	14.6	14.9	15.6	15.1	14.7
Property	7.3	7.0	6.1	5.7	5.4	6.1	5.3	5.3	5.1
Professional & O/S Services	5.8	6.7	9.5	6.2	5.6	6.1	5.1	5.1	9.7
Indirect Taxes	5.5	5.3	5.3	5.3	5.2	4.7	4.8	5.0	4.9
Intangible Amortization	1.4	1.5	1.5	1.2	1.3	1.3	1.4	1.3	1.1
Marketing	1.6	3.1	1.6	1.7	1.7	2.3	1.5	1.4	0.9
Other	5.5	5.0	4.6	4.3	4.3	4.3	4.9	4.1	3.9
Total Non-Interest Expense	$ 88.1	$ 93.9	$ 90.4	$ 91.7	$ 80.9	$ 83.5	$ 82.2	$ 78.2	$ 77.4
Income Taxes	1.0	(1.9)	0.2	0.2	0.1	0.2	0.4	0.3	0.4
Total Expense incld. Taxes	$ 89.1	$ 92.0	$ 90.6	$ 91.9	$ 81.0	$ 83.7	$ 82.6	$ 78.6	$ 77.8

*Includes non-service employee benefits

19

Appendix Core Non-Interest Expense* Trends (in millions of US Dollars, unless otherwise indicated) 2020 2019 2018 Q1 Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1 Salaries & Benefits** $ 44.1 $ 46.6 $ 42.8 $ 41.1 $ 42.8 $ 43.7 $ 43.8 $ 40.9 $ 37.0 Technology & Comm. 16.4 16.5 16.3 15.2 14.6 14.8 15.4 14.9 14.6 Property 7.3 7.0 6.1 5.7 5.4 6.1 5.3 5.3 5.1 Professional & O/S Services 5.8 6.5 5.9 5.0 5.0 6.0 6.3 4.7 8.1 Indirect Taxes 5.5 5.3 5.3 5.0 5.2 4.7 4.8 5.0 4.9 Intangible Amortization 1.4 1.5 1.5 1.2 1.3 1.3 1.4 1.3 1.1 Marketing 1.6 3.1 1.6 1.7 1.7 2.3 1.5 1.4 0.9 Other 5.5 5.1 4.6 4.3 4.3 4.3 4.8 4.1 3.9 Total Core Non-Interest Expense $ 87.6 $ 91.6 $ 84.0 $ 79.2 $ 80.3 $ 83.1 $ 83.3 $ 77.6 $ 75.7 Income Taxes 1.0 (1.9) 0.2 0.2 0.1 0.2 0.4 0.3 0.4 Total Core Expense incld. Taxes $ 88.6 $ 89.7 $ 84.2 $ 79.4 $ 80.5 $ 83.2 $ 83.7 $ 77.9 $ 76.0 * See the reconciliation of non-GAAP measures on pages 21-22 ** Includes non-service employee benefits 20

BUTTERFIELD

Appendix

Non-GAAP Reconciliation

(in millions of US Dollars, unless otherwise indicated)		2020 Q1	2019 Q4	2019 Q3	2019 Q2	2019 Q1
Net income	A	$ 40.3	$ 43.9	$ 42.4	$ 38.6	$ 52.1
Non-core (gains), losses and expenses						
Non-core (gains) losses						
Gain on disposal of a pass-through note investment (formerly a SIV)		—	—	—	—	(1.0)
Total non-core (gains) losses	B	$ —	$ —	$ —	$ —	$ (1.0)
Non-core expenses						
Early retirement program, redundancies and other non-core compensation costs		0.4	2.2	2.8	11.3	—
Business acquisition costs		0.1	0.1	3.6	1.2	0.6
Total non-core expenses	C	$ 0.5	$ 2.3	$ 6.4	$ 12.5	$ 0.6
Total non-core (gains), losses and expenses	D=B+C	0.5	2.3	6.4	12.5	(0.4)
Core net income to common shareholders	E=A+D	$ 40.8	$ 46.2	$ 48.8	$ 51.1	$ 51.7
Average shareholders' equity		973.3	964.8	948.4	905.7	893.4
Average common equity	F	973.3	964.8	948.4	905.7	893.4
Less: average goodwill and intangible assets		(94.2)	(95.3)	(87.1)	(73.0)	(74.9)
Average tangible common equity	G	879.1	869.5	861.3	832.7	818.5
Return on equity	A/F	16.6%	18.0%	17.8%	17.1%	23.7%
Core return on average tangible common equity	E/G	18.6%	21.1%	22.5%	24.6%	25.6%
Core earnings per common share fully diluted						
Adjusted weighted average number of diluted common shares (in thousands)	H	52.4	53.3	53.6	53.5	54.2
Earnings per common share fully diluted	A/H	**0.77**	**0.82**	**0.79**	**0.72**	**0.96**
Non-core items per share	D/H	**0.01**	**0.05**	**0.12**	**0.23**	**(0.01)**
Core earnings per common share fully diluted	E/H	0.78	0.87	0.91	0.95	0.95
Core return on average tangible assets						
Total average assets	I	$ 13,761.4	$ 13,814.7	$ 13,519.2	$ 11,294.3	$ 11,177.1
Less: average goodwill and intangible assets		(94.2)	(95.3)	(87.1)	(73.0)	(74.9)
Average tangible assets	J	$ 13,667.2	$ 13,719.4	$ 13,432.1	$ 11,221.3	$ 11,102.2
Return on average assets	A/I	1.2%	1.3%	1.2%	1.4%	1.9%
Core return on average tangible assets	E/J	1.2%	1.3%	1.4%	1.8%	1.9%

21

BUTTERFIELD

Appendix

Non-GAAP Reconciliation (cont'd)

(in millions of US Dollars, unless otherwise indicated)		2020 Q1	2019 Q4	2019 Q3	2019 Q2	2019 Q1
Tangible equity to tangible assets						
Shareholders' equity	K	$ 980.5	$ 963.7	$ 964.6	$ 928.7	$ 896.2
Less: goodwill and intangible assets		(91.2)	(96.5)	(93.4)	(72.2)	(74.1)
Tangible common equity	L	889.3	867.2	871.2	856.5	822.1
Total assets	M	13,197.4	13,921.6	14,216.3	11,229.0	11,643.1
Less: goodwill and intangible assets		(91.2)	(96.5)	(93.4)	(72.2)	(74.1)
Tangible assets	N	$ 13,106.2	$ 13,825.1	$ 14,122.9	$ 11,156.8	$ 11,569.0
Tangible common equity to tangible assets	L/N	6.8%	6.3%	6.2%	7.7%	7.1%
Tangible book value per share						
Basic participating shares outstanding (in millions)	O	51.4	52.4	53.2	53.0	53.3
Tangible book value per common share	L/O	17.3	16.6	16.4	16.2	15.4
Efficiency ratio						
Non-interest expenses		$ 88.1	$ 93.9	$ 90.4	$ 91.7	$ 80.9
Less: Amortization of intangibles		(1.4)	(1.5)	(1.5)	(1.2)	(1.3)
Non-interest expenses before amortization of intangibles	P	86.7	92.4	88.9	90.5	79.6
Non-interest income		47.6	49.7	46.6	44.2	43.4
Net interest income before provision for credit losses		87.6	86.2	86.3	85.2	88.0
Net revenue before provision for credit losses and other gains/losses	Q	$ 135.2	$ 136.0	$ 133.0	$ 129.4	$ 131.4
Efficiency ratio	P/Q	64.1%	68.0%	66.9%	70.0%	60.6%
Core efficiency ratio						
Non-interest expenses		$ 88.1	$ 93.9	$ 90.4	$ 91.7	$ 80.9
Less: non-core expenses	(C)	(0.5)	(2.3)	(6.4)	(12.5)	(0.6)
Less: amortization of intangibles		(1.4)	(1.5)	(1.5)	(1.2)	(1.3)
Core non-interest expenses before amortization of intangibles	R	86.2	90.1	82.5	78.0	79.0
Net revenue before provision for credit losses and other gains/losses	S	135.2	136.0	133.0	129.4	131.4
Core efficiency ratio	R/S	63.8%	66.3%	62.1%	60.3%	60.1%

22

Appendix Commentary on Factors Influencing COVID-19 Implications The short- and medium/long-term implications of the pandemic on our business, financial condition, liquidity and results of operations will depend on factors such as, but not limited to the following: • The duration and scope of the pandemic and related economic fallout • The pace and magnitude of the economic recovery in the jurisdictions in which we operate • The interest rate environment • The time it takes for tourism in Bermuda and Cayman to recover • Increased unemployment and decreased business in the jurisdictions in which we operate • Ratings downgrades, credit deterioration and defaults in many industries, including the hotel/restaurants/hospitality sector and commercial real estate • A decrease in the rates and yields on US Government guaranteed securities, which may lead to a decrease in the quality of our investment portfolio • Significant draws in credit lines, as customers and clients seek to increase liquidity • Volatility of market conditions and increased demands on capital and liquidity, leading the Bank to cease repurchases of its common shares • A reduction in the value of the assets under administration for the trust and custody businesses, which may affect related fee income and/or demand for these services • Heightened cybersecurity, information security and operational risks as a result of remote working arrangements implemented for staff • Actions that have been, or may be taken in the future, by governmental authorities in response to the pandemic, such as a suspension of mortgage and other loan payments and foreclosures • Heightened risk of litigation and governmental and regulatory scrutiny as a result of the effects of COVID-19 on market and economic conditions and actions governmental authorities take in response to those conditions 23

Appendix Peer Group Our peer group includes the following banks, noted by their ticker symbols: • FRC • SIVB • EWBC • CFR • ASB • WTFC • CBSH • IBKC • UMBF • FHB • BOH • TRMK • IBOC • CBU • BPFH • FFIN • WABC 24